NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 17, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 6, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Bluerock Residential Growth REIT Inc. and affiliates of Blackstone Real Estate became effective on October 6, 2022. Each share of Bluerock Residential Growth REIT Inc. Class A Common Stock was exchanged for USD 24.25 in cash, without interest and less any applicable withholding taxes. Each share of Bluerock Residential Growth REIT Inc. 7.625% Series C Cumulative Redeemable Preferred Stock was exchanged for $25.00, plus an amount equal to all accrued and unpaid dividends to and including the redemption date, without interest. Each share of Bluerock Residential Growth REIT Inc. 7.125% Series D Cumulative Preferred Stock was exchanged for $25.00, plus an amount equal to all accrued and unpaid dividends to and including the redemption date, without interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 6, 2022.